UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TranS1 Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

89385X 105
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Cutlass Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,755,752 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,755,752 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,755,752 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4% (2)
12	TYPE OF REPORTING PERSON PN

(1) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2) This percentage is calculated based upon 27,287,001 shares of the Issuer’s Common Stock outstanding (as of November 2, 2012), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 08, 2012.

1	NAMES OF REPORTING PERSONS Cutlass Capital Principals Fund, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 126,133 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 126,133 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,133 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (2)
12	TYPE OF REPORTING PERSON OO

(1) 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2) This percentage is calculated based upon 27,287,001 shares of the Issuer’s Common Stock outstanding (as of November 2, 2012), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 08, 2012.

1	NAMES OF REPORTING PERSONS Cutlass Capital Affiliates Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 114,475 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 114,475 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,475 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% (2)
12	TYPE OF REPORTING PERSON PN

(1) 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2) This percentage is calculated based upon 27,287,001 shares of the Issuer’s Common Stock outstanding (as of November 2, 2012), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 08, 2012.

1	NAMES OF REPORTING PERSONS Cutlass Capital Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,870,227 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,870,227 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,870,227 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (2)
12	TYPE OF REPORTING PERSON OO

(1) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2) This percentage is calculated based upon 27,287,001 shares of the Issuer’s Common Stock outstanding (as of November 2, 2012), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 08, 2012.

1	NAMES OF REPORTING PERSONS Jonathan W. Osgood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,000 (1)
	6	SHARED VOTING POWER 1,996,360 (2)
	7	SOLE DISPOSITIVE POWER 50,000 (1)
	8	SHARED DISPOSITIVE POWER 1,996,360 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,046,360 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.5% (3)
12	TYPE OF REPORTING PERSON IN

 (1) Mr. Osgood owns stock options to purchase 50,000 shares of Common Stock, which are fully vested and immediately exercisable.

(2) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(3) This percentage is calculated based on an aggregate of 27,337,001 shares of Common Stock outstanding, which includes (i) 27,287,001 shares of Common Stock outstanding (as of November 2, 2012), as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2012, and (ii) 50,000 shares of Common Stock underlying Mr. Osgood’s stock options.

1	NAMES OF REPORTING PERSONS Edwin D. Hetz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,996,360 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,996,360 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,996,360 shares of Common Stock (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (2)
12	TYPE OF REPORTING PERSON IN

 (1) 1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein.

(2) This percentage is calculated based upon 27,287,001 shares of the Issuer’s Common Stock outstanding (as of November 2, 2012), as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 08, 2012.

Item 1.

(a)	Name of Issuer:

TranS1 Inc.

(b)	Address of Issuer’s Principal Executive Offices:

301 Government Center Drive

Wilmington, NC 28403

Item 2.

(a)	Name of Person Filing:

Cutlass Capital, L.P.

Cutlass Capital Principals Fund, L.L.C.

Cutlass Capital Affiliates Fund, L.P.

Cutlass Capital Management, L.L.C.

Jonathan W. Osgood

Edwin D. Hetz

(b)	Address of Principal Business Office or, if none, Residence:

As to Cutlass Capital, L.P.:

322 Dunbarton Drive

St. Simons Island, GA  31522

As to Cutlass Capital Principals Fund, L.L.C.:

322 Dunbarton Drive

St. Simons Island, GA  31522

As to Cutlass Capital Affiliates Fund, L.P.:

322 Dunbarton Drive

St. Simons Island, GA  31522

As to Cutlass Capital Management, L.L.C.:

322 Dunbarton Drive

St. Simons Island, GA  31522

As to Jonathan W. Osgood:

322 Dunbarton Drive

St. Simons Island, GA  31522

As to Edwin D. Hetz:

14 Summit Avenue
Kennebunkport, ME 04046

(c)	Citizenship:

As to Cutlass Capital, L.P.:

State of Delaware

As to Cutlass Capital Principals Fund, L.L.C.:

State of Delaware

As to Cutlass Capital Affiliates Fund, L.P.:

State of Delaware

As to Cutlass Capital Management, L.L.C.:

State of Delaware

As to Jonathan W. Osgood:

United States of America

As to Edwin D. Hetz:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

89385X 105

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 of Cover Pages

(b)	Percent of class: See Item 11 of Cover Pages

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of: See Item 5 of Cover Pages

(ii)	Shared power to vote or to direct the vote of: See Item 6 of Cover Pages

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of Cover Pages

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of Cover Pages

1,755,752 shares of Common Stock are owned directly by Cutlass Capital, L.P. and indirectly by Cutlass Capital Management, L.L.C., as the general partner of Cutlass Capital, L.P., and each of Jonathan W. Osgood (a director of the Issuer) and Edwin D. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 114,475 shares of Common Stock are owned directly by Cutlass Capital Affiliates Fund, L.P. and indirectly by Cutlass Capital Management, L.L.C, as the general partner of Cutlass Capital Affiliates Fund, L.P., and each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Management, L.L.C. 126,133 shares of Common Stock are owned directly by Cutlass Capital Principals Fund, L.L.C. and indirectly by each of Mr. Osgood and Mr. Hetz, as the two managing members of Cutlass Capital Principals Fund, L.L.C. Each of Cutlass Capital Management, L.L.C., Mr. Osgood and Mr. Hetz disclaim beneficial ownership of these securities except to the extent of their respective pecuniary interest therein. In addition, Mr. Osgood owns stock options to purchase 50,000 shares of Common Stock, which are fully vested and immediately exercisable.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

cutlass capital, l.p.

	By:	Cutlass Capital Management, L.L.C. General Partner

	By:	/s/ Jonathan W. Osgood
		Name:	Jonathan W. Osgood
		Title:	Managing Member

cutlass capital principals fund, L.L.C.
By:	/s/ Jonathan W. Osgood
	Name:	Jonathan W. Osgood
	Title:	Managing Member

cutlass capital affiliates fund, L.P.
By: By:	Cutlass Capital Management, L.L.C. General Partner /s/ Jonathan W. Osgood
	Name:	Jonathan W. Osgood
	Title:	Managing Member

cutlass capital management, l.l.c.

By:	/s/ Jonathan W. Osgood
	Name:	Jonathan W. Osgood
	Title:	Managing Member

Jonathan w. osgood

By:	/s/ Jonathan W. Osgood

edwin d. hetz

By:	/s/ Edwin D. Hetz